

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 8, 2017

Jacques Kerrest
Chief Executive Officer
Intelsat S.A.
4, rue Albert Borschette
L-1246 Luxembourg

   Re: **Intelsat S.A.**
     Form 20-F for Fiscal Year Ended December 31, 2016
     Filed February 28, 2017
     File No. 1-35878

Dear Mr. Kerrest:

  We have reviewed your filing and have the following comment.

  Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Report of Independent Registered Public Accounting Firm, Page F-2

  In the first sentence of the audit opinion, your auditors only identified the consolidated balance sheets of Intelsat S.A. and subsidiaries. Please amend your filing to include an audit report that clearly identifies all of the financial statements that are audited. Please refer to PCAOB Auditing Standards 3101.06-08. In addition the audit report should refer to the supplemental statement schedule included in the index at page F-1, as required in Article 12 of Regulation S-X.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Senior Staff Accountant at (202) 551-3794 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Staff Attorney, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications